UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 1, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pieris Pharmaceuticals, Inc.
File No. 001-37471 - CF#35876

Pieris Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 11, 2017, as amended on April 26, 2018.

Based on representations by Pieris Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through August 11, 2020
Exhibit 10.2	through August 11, 2020
Exhibit 10.3	through March 23, 2022
Exhibit 10.4	through March 23, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary